Exhibit 99.1

PTL Limited Announced Full Exercise of Underwriter’s Over-Allotment Option

Hong Kong, Nov. 06, 2024 (GLOBE NEWSWIRE) -- PTL Limited (Nasdaq: PTLE) (the “Company”), an established bunkering facilitator providing marine fuel logistics services for vessel refueling, serving the Asia Pacific market, today announced that the underwriters of its previously announced initial public offering (the “Offering”) have exercised their over-allotment option (the “Over-Allotment Option”) in full to purchase an additional 187,500 ordinary shares at the public offering price of $4.00 per share, resulting in additional gross proceeds of $0.75 million. After giving effect to the full exercise of the Over-Allotment Option, the total number of ordinary shares sold by the Company in the Offering increased to 1,437,500 ordinary shares and the gross proceeds increased to $5.75 million, before deducting underwriting discounts and other related expenses. The Over-Allotment Option closing date was November 6, 2024. The ordinary shares began trading on the Nasdaq Capital Market October 16, 2024 under the symbol “PTLE.”

The Company intends to use the net proceeds for vessels acquisition, increasing inventory position to secure favorable volume discounts and credit terms, establishing a price hedging mechanism, and other general corporate purposes.

The Offering was conducted on a firm commitment basis. Dominari Securities LLC acts as the representative of the underwriters, with Revere Securities LLC acting as the co-underwriter (collectively, the “Underwriters”) for the Offering. Ortoli Rosenstadt LLP, Ogier, David Fong & Co. and China Commercial Law Firm act as U.S., British Virgin Islands, Hong Kong and People’s Republic of China legal counsels to the Company, respectively. J&S Associate PLT acts as the reporting accountants of the Company. Loeb & Loeb LLP acts as legal counsel to the Underwriters for the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-281097), as amended, and was declared effective by the SEC on September 30, 2024. The Offering was made by means of a prospectus, forming a part of the registration statement. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus relating to the Offering may be obtained, when available, from Dominari Securities LLC by email at info@dominarisecurities.com, by standard mail to Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor New York, NY 10022, or by telephone at (212) 393-4500; or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by telephone at +1 (212) 688-2350.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About PTL Limited

Headquartered in Hong Kong, we are an established bunkering facilitator providing marine fuel logistics services for vessel refueling, primarily container ships, bulk carriers, general cargo vessels, and chemical tankers. Targeting and serving the Asia Pacific market, we leverage our close relationships and partnership within our established network in the marine fuel logistic industry, including the upstream suppliers and downstream customers, to provide a one-stop solution for vessel refueling.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including the trading of its Ordinary Shares or the closing of the Offering. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts

PTL Limited

Investor Relations

Email: info@petrolinkhk.com